

10030949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARJENT SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 22 nd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Depalo, CEO — (212) 446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth J. McBride, CPA
(Name – *if individual, state last, first, middle name*)

32 Woodvale Drive	Laurel Hollow	New York	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Depalo, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARJENT SERVICES LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO and CCO

Title

Notary Public

LUMARIE MELENDEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6183414
Qualified in New York County
My Commission Expires March 17, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT SERVICES LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Current Assets		
Cash	$ 152,278	$ 55,637
Due from Clearing Broker	113,575	$ 33,847
Employee Advances	29,402	21,500
Due from Arjent US LLC		
Due from Arjent Services Limited		
Total Current Assets	295,255	110,984
Other Assets	43,667	89,343
Fixed Assets, Net		
Computer Equipment	0	17,063
Furniture and Fixtures	22,957	34,967
Total Fixed Assets	22,957	52,030
TOTAL ASSETS	$ 361,879	$ 252,357
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable/ Accrued Liabilities	$ 38,629	$ 36,088
Commissions Payable	14,826	17,864
Taxes Payable		
Total Current Liabilities	53,455	53,952
Equity		
Members' Equity	308,425	198,395
TOTAL LIABILITIES & EQUITY	$ 361,880	$ 252,347

See accompanying notes to financial statements

ARJENT SERVICES LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2009 AND 2008

	2009	2008
Income		
Commission Income	$ 1,827,504	$ 2,201,365
Secondary Clearing Fees	6,613	373,038
Interest and Other Income	101,571	88,962
Total Income	1,935,688	2,663,365
Expenses		
Management fees-Alzeon Partners LLC	78,000	87,610
Recruiting	28,750	
Management and Clearing Fees	458,180	399,097
Compensation and Broker Costs	837,556	891,698
Miscellaneous	10,564	77,814
Office Expense	62,330	49,900
Professional Fees	100,177	78,105
Regulatory Fees	53,840	90,783
Rent	32,764	41,810
Depreciation and Amortization Expense	54,063	62,000
Insurance	35,377	67,448
Technology Expense	27,928	16,607
Business Promotion	42,046	14,871
Total Expense	1,821,575	1,877,743
Net Income from Operations	$ 114,113	$ 785,622
Other Losses		
Unrealized Loss on Securities		(271,462)
Other Income	4,424	
Investment Loss on Related Entities		(1,713,782)
Net Income(Loss)	$ 118,537	$ (1,199,622)

See accompanying notes to financial statements

ARJENT SERVICES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2009 AND 2008

	2009	2008
BEGINNING BALANCE	$ 198,395	$ 764,348
CAPITAL CONTRIBUTIONS	(8,507)	633,669
NET INCOME (LOSS)	118,537	(1,199,622)
ENDING BALANCE	$ 308,425	$ 198,395

See accompanying notes to financial statements

ARJENT SERVICES LLC

STATEMENTS OF CASH FLOW

FOR THE YEAR ENDING DECEMBER 31, 2009 AND 2008

	2009	2008
OPERATING ACTIVITIES		
Net (Loss) Income	$ 118,537	$ (1,199,622)
Adjustments to reconcile Net Income to net cash provided by operations:		
Depreciation and Amortization	29,062	39,922
Due from Clearing Broker	-79,728	443,236
Employee Advances	(7,902)	(21,500)
Accounts Payable/Accrued liabilities	2,541	(1,989)
Commission Payable	-3,038	17,864
Other Assets	45,676	(5,971)
Deferred Income		(318,184)
Net cash provided by Operating Activities	105,148	(1,046,244)
INVESTING ACTIVITIES		
Due to Affiliates	0	220,669
Fixed Assets	0	22,000
Net cash provided (used) by Investing Activiti	0	242,669
FINANCING ACTIVITIES		
Members' Equity	-8,507	633,669
Net cash provided by Financing Activities	-8,507	633,669
Net cash increase(decrease) for period	96,641	(169,906)
Cash at beginning of period	55,637	225,543
Cash at end of period	$ 152,278	$ 55,637

See accompanying notes to financial statements